Exhibit 99.1

Four Seasons Education Reports Second Quarter Fiscal 2019 Unaudited Financial Results

SHANGHAI, October 24, 2018 (PRNewswire) – Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading after-school math education service provider for elementary school students in Shanghai, today announced its unaudited financial results for the second quarter fiscal year 2019, ended August 31, 2018.

Second Quarter Fiscal Year 2019 Financial and Operational Highlights

•	Revenue increased by 20.7% to RMB93.4 million (US$13.7 million) from RMB77.4 million in the same period of last year.
•	Gross profit decreased by 1.3% to RMB48.8 million (US$7.1 million) from RMB49.4 million in the same period of last year. Gross margin was 52.3%, compared with 63.9% in the same period of last year.
•	Operating income decreased by 55.5% to RMB8.5 million (US$1.2 million) from RMB19.0 million in the same period of last year.
•

Adjusted operating income(1) (non-GAAP) decreased by 34.5% to RMB16.6 million (US$2.4 million) from RMB25.3 million in the same period of last year. Adjusted operating margin (non-GAAP) was 17.7% compared with 32.6% in the same period of last year.

•	Net income decreased by 58.8% to RMB6.4 million (US$0.9 million) from RMB15.5 million in the same period of last year.
•

Adjusted net income(2) (non-GAAP) decreased by 27.8% to RMB15.7 million (US$2.3 million) from RMB21.8 million in the same period of last year. Adjusted net margin(3) (non-GAAP) was 16.8%, compared with 28.2% in the same period of last year.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders was RMB0.14 (US$0.02) and RMB0.13 (US$0.02), respectively, compared with RMB0.42 and RMB0.38, respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders (non-GAAP) was RMB0.33 (US$0.05) and RMB0.31 (US$0.05), compared with RMB0.64 and RMB0.58, respectively, for the same period of last year.

•	Number of learning centers reached 54 as of August 31, 2018, compared to 33 as of August 31, 2017.
•	Total student enrollment(4) reached 20,624, up 63.7% from 12,596 during the same period of last year.

(1) Adjusted operating income is defined as operating income excluding share-based compensation expenses.

(2) Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of long-term investment

(3) Adjusted net margin is defined as adjusted net income divided by revenue.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

“During the second quarter, we proactively adjusted our business to adapt to the evolving regulatory environment and market demand, and we are pleased to deliver solid operational performance and financial results,” said Mr. Peiqing Tian, Chairman and Chief Executive Officer of Four Seasons Education. “We have been consistently extending our course offerings to cover more subjects for students at broader age groups. To further enrich our course offerings during soft seasons, we launched a variety of shorter-duration, interest-oriented classes and special synchronous tutoring programs during the second quarter in an effort to drive enrollment and student engagement. In addition, we continued our prudent expansion by adding five new learning centers in Shanghai and launching our first learning center in Zhuji city of Zhejiang province, bringing the total number of learning centers up to 54. As a result of our diligent efforts, we recorded 63.7% year-over-year enrollment growth during the quarter with higher enrollment diversity in terms of subjects and grades, which is in line with our strategy to enhance our competitiveness in the evolving after-school education market.

“Besides delivering high-quality class content, our strong teaching capabilities and extensive educational experience also allow us to develop effective educational products and organize attractive learning activities. During the second quarter, we continued to improve our self-assessment system with an enhanced test database and successfully concluded our summer math camp in collaboration with East China Normal University. Recently, we were invited to present our math lab program in the 4th China Education Innovation Expo, which is a clear testament to this program and a recognition of our educational quality and innovation capability.

“We believe the market demand for after-school tutoring is still significant. We will continue to address the market need for synchronous tutoring to help students in different age groups review and consolidate knowledge to improve their study performance in various subjects. In addition, we are confident in our ability to maintain compliance with the latest regulatory requirements in terms of operating licenses and educational content as well as the teaching facility environment. As a leading after-school education service provider, we are committed to cooperating with related authorities to generate a more regulated market environment in the long run,” Mr. Tian concluded.

Ms. Yi (Joanne) Zuo, Director and Chief Financial Officer of Four Seasons Education, commented, “We were pleased to achieve solid financial results during the second quarter with net revenue increasing 20.7% year over year, exceeding the high end of our guidance range. The encouraging topline performance was achieved as a result of our previous marketing effort as well as our initiatives of proactively providing a variety of shorter-duration classes and special programs. We have also realized further success in diversifying our program offerings for students in different age groups with greater revenue contributions from our Chinese curriculum, middle-school program and kindergarten program. On the expenses front, we have diligently continued to invest in our math lab program and online self-assess product development to further strengthen our service offering and educational quality. At the same time, we have prudently made investments in learning center network expansion and facility upgrades to provide a premium learning environment for our students. All these efforts, in return, will better prepare us in the evolving market and regulatory environment. Looking forward, we are committed to maintaining our educational capability and business flexibility while focusing more on the quality growth of our business with efficient operating and stringent cost control.”

Second Quarter Fiscal Year 2019 Financial Results

Revenue increased by 20.7% to RMB93.4 million (US$13.7 million) for the second quarter of fiscal year 2019 from RMB77.4 million in the same period of last year, primarily due to tuition increases in standard programs, increased revenue contribution from the Ivy Program and the small-class for standard programs, development of kindergarten and middle school and non-math programs as well as the expansion of physical learning center network, including the contribution from the newly acquired business that closed transaction in the first quarter of fiscal year 2019.

Cost of revenue increased by 59.6% to RMB44.6 million (US$6.5 million) for the second quarter of fiscal year 2019 from RMB28.0 million in the same period of last year, primarily attributable to costs associated with the increase in faculty staff cost as well as learning centers’ rental, utilities and maintenance and depreciation costs.

Gross profit decreased by 1.3% to RMB48.8 million (US$7.1 million) for the second quarter of fiscal year 2019 from RMB49.4 million in the same period of last year. Gross margin was 52.3% for the second quarter of fiscal year 2019, compared with 63.9% in the same period of last year. The decrease in gross margin was primarily due to the expansion of new centers and increase in faculty staff cost as well as the discounts granted to students to promote the Company’s middle school and non-math programs.

General and administrative expenses increased by 41.6% to RMB32.0 million (US$4.7 million) for the second quarter of fiscal year 2019 from RMB22.6 million in the same period of last year, primarily attributable to increased staff cost of RMB4.7 million (US$0.7 million), an RMB2.0 million (US$0.3 million) consulting service fee and increased share-based compensation expenses of RMB1.7 million (US$0.2 million).

Sales and marketing expenses increased by 6.4% to RMB8.3 million (US$1.2 million) for the second quarter of fiscal year 2019 from RMB7.8 million in the same period of last year.

Operating income decreased by 55.5% to RMB8.5 million (US$1.2 million) for the second quarter of fiscal year 2019 from RMB19.0 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, decreased by 34.5% to RMB16.6 million (US$2.4 million) for the second quarter of fiscal year 2019 from RMB25.3 million in the same period of last year.

Interest income increased by 46.1% to RMB1.9 million (US$0.3 million) for the second quarter of fiscal year 2019 from RMB1.3 million in the same period of last year, primarily due to increased cash and cash equivalent, and efficient cash management.

Income tax expenses decreased by 5.0% to RMB6.2 million (US$0.9 million) for the second quarter of fiscal year 2019 from RMB6.5 million in the same period of last year.

Other expenses, net were RMB1.2 million (US$0.2 million) for the second quarter of fiscal year 2019 from RMB0.6 million in the same period of last year, primarily due to an RMB1.2 million (US$0.2 million) fair value change of a 2-year Pimco fund-linked note with 100% minimum redemption level at maturity that the Company intends to hold to maturity. Other expense was partially offset by foreign currency revaluation gain.

Net income was RMB6.4 million (US$0.9 million) during the second quarter of fiscal year 2019, down 58.8% from RMB15.5 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of the Company’s long-term investment, decreased by 27.8% to RMB15.7 million (US$2.3 million) from RMB21.8 million in the same period of last year. Adjusted net margin was 16.8%, compared with 28.2% in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of fiscal year 2019 was RMB0.14 (US$0.02) and RMB0.13 (US$0.02), respectively, compared with RMB0.42 and RMB0.38, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of fiscal year 2019 was RMB0.33 (US$0.05) and RMB0.31 (US$0.05), compared with RMB0.64 and RMB0.58, respectively, for the same period of last year.

Cash and cash equivalents. As of August 31, 2018, the Company had cash and cash equivalents of RMB560.9 million (US$82.1 million), a decrease of 3.8% compared with RMB583.3 million as of February 28, 2018, primarily due to an RMB100.8 million (US$14.8 million) cash payment for the acquisition of a renowned early childhood education provider in Shanghai. The decrease was partially offset by the operating cash inflow generated in the first six months of fiscal 2019.

Shares Outstanding

As of August 31, 2018, the Company had a total of 24,966,591 ordinary shares outstanding, or 49,933,182 ADSs. Each two ADSs represent one ordinary share.

First Six Months Fiscal Year 2019 Financial Results

Revenue increased by 23.0% to RMB179.8 million (US$26.3 million) for the first six months of fiscal year 2019 from RMB146.1 million in the same period of last year, primarily due to tuition increases in standard programs, increased revenue contribution from the Ivy Program and the small-class for standard programs, development of kindergarten and middle school and non-math programs as well as the expansion of physical learning center network, including the contribution from the newly acquired business that closed transaction in the first quarter of fiscal year 2019.

Cost of revenue increased by 66.2% to RMB82.8 million (US$12.1 million) for the first six months of fiscal year 2019 from RMB49.8 million in the same period of last year, primarily attributable to costs associated with the increase in faculty staff cost as well as learning centers’ rental, utilities and maintenance and depreciation costs.

Gross profit increased by 0.7% to RMB97.0 million (US$14.2 million) for the first six months of fiscal year 2019 from RMB96.3 million in the same period of last year. Gross margin was 54.0% for the first six months of fiscal year 2019, compared with 65.9% in the same period of last year. The decrease in gross margin was primarily due to the expansion of new centers and increase in faculty staff cost, as well as the discounts granted to students to promote the Company’s middle school and non-math programs.

General and administrative expenses increased by 32.5% to RMB57.0 million (US$8.4 million) for the first six months of fiscal year 2019 from RMB43.1 million in the same period of last year, primarily attributable to increased staff cost of RMB8.0 million (US$1.2 million), increased share-based compensation expenses of RMB3.1 million (US$0.5 million) and an RMB2.0 million (US$0.3 million) consulting service fee.

Sales and marketing expenses increased by 8.7% to RMB16.4 million (US$2.4 million) for the first six months of fiscal year 2019 from RMB15.1 million in the same period of last year.

Operating income decreased by 38.3% to RMB23.6 million (US$3.5 million) for the first six months of fiscal year 2019 from RMB38.2 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, decreased by 23.2% to RMB37.7 million (US$5.5 million) for the first six months of fiscal year 2019 from RMB49.1 million in the same period of last year.

Interest income increased by 130.5% to RMB4.7 million (US$0.7 million) for the first six months of fiscal year 2019 from RMB2.0 million in the same period of last year, primarily due to increased cash and cash equivalent, and efficient cash management.

Income tax expenses increased by 6.7% to RMB14.3 million (US$2.1 million) for the first six months of fiscal year 2019 from RMB13.4 million in the same period of last year.

Other expense, net reached RMB3.4 million (US$0.5 million) for the first six months of fiscal year 2019 from RMB0.7 million in the same period of last year, primarily due to an RMB5.7 million (US$0.8 million) fair value change of a 2-year Pimco fund-linked note with 100% minimum redemption level at maturity that the Company intends to hold to maturity. Other expense was partially offset by foreign currency revaluation gain.

Net income was RMB14.4 million (US$2.1 million) during the first six months of fiscal year 2019, down 49.6% from RMB28.5 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of the Company’s long-term investment, decreased by 13.2% to RMB34.1 million (US$5.0 million) from RMB39.4 million in the same period of last year. Adjusted net margin was 19.0%, compared with 26.9% in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the first six months of fiscal year 2019 was RMB0.30 (US$0.04) and RMB0.28 (US$0.04), respectively, compared with RMB0.76 and RMB0.72, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the first six months of fiscal year 2019 was RMB0.71 (US$0.10) and RMB0.67 (US$0.10), respectively, compared with RMB1.15 and RMB1.09, respectively, for the same period of last year.

Business Outlook

For the third quarter of fiscal year 2019, the Company expects to generate revenue in the range of RMB89.9 million to RMB91.6 million, representing year-over-year growth of approximately 3.0% to 5.0%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on October 24, 2018 (8:00 PM Beijing/Hong Kong time on October 24, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hours after the conclusion of the live call until October 31, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10125647

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading after-school math education service provider for elementary school students in Shanghai. The Company’s vision is to unlock students’ intellectual potential through high quality and effective math education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math, and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China. Over the years, the quality of the Company’s education services has been demonstrated by its students’ outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and use certain non-GAAP measures, including primarily adjusted operating income, adjusted net income, adjusted margin and adjusted basic and diluted net income per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. To present each of these non-GAAP measures, the Company excludes (i) share-based compensation expenses, and (ii) fair value change of long-term investment. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and fair value change of long-term investment that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of long-term investment that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8300 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2018.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For investor and media inquiries, please contact:

In China:
Four Seasons Education (Cayman) Inc.
Ellen Wang
Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 5730-6200

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28	August 31	August 31
	2018	2018	2018
	RMB	RMB	USD
Current assets:
Cash and cash equivalents	583,324	560,879	82,120
Accounts receivable and contract assets	5,686	1,950	286
Amounts due from related parties	-	6,807	997
Other receivables, deposits and other assets	6,015	15,920	2,331
Total current assets	595,025	585,556	85,734

Property and equipment, net	23,920	32,443	4,750
Intangible asset, net	-	37,866	5,544
Goodwill	557	118,120	17,294
Deferred tax assets	4,052	5,199	761
Rental deposits—non-current	10,493	10,872	1,592
Long-term investment under fair value	158,235	164,473	24,081
Total non-current assets	197,257	368,973	54,022
TOTAL ASSETS	792,282	954,529	139,756

Current liabilities
Amounts due to related parties	390	29,364	4,299
Accrued expenses and other current liabilities	29,221	49,751	7,287
Income tax payable	14,622	20,335	2,977
Deferred revenue	90,101	102,788	15,049
Total current liabilities	134,334	202,238	29,612

Non-current liabilities
Deferred tax liability	-	9,391	1,375
Total non-current liabilities	-	9,391	1,375
TOTAL LIABILITIES	134,334	211,629	30,987

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28	August 31	August 31
	2018	2018	2018
	RMB	RMB	USD
EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 24,026,591 and 24,054,876 shares issued and outstanding as of February 28, 2018 and August 31, 2018, respectively)	15	15	2
Additional paid-in capital	679,829	693,371	101,518
Accumulated profit	-	14,237	2,084
Accumulated other comprehensive income(loss)	(28,309)	11,821	1,731
Shareholders’ equity	651,535	719,444	105,335
Non-controlling interests	6,413	23,456	3,434
Total equity	657,948	742,900	108,769

TOTAL LIABILITIES AND EQUITY	792,282	954,529	139,756

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended August 31,			Six Months Ended August 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenue	77,395	93,421	13,678	146,130	179,775	26,321
Cost of revenue	(27,955)	(44,604)	(6,531)	(49,792)	(82,773)	(12,119)

Gross profit	49,440	48,817	7,147	96,338	97,002	14,202

General and administrative expenses	(22,634)	(32,048)	(4,692)	(43,056)	(57,029)	(8,350)
Sales and marketing expenses	(7,818)	(8,317)	(1,218)	(15,073)	(16,380)	(2,398)

Operating income	18,988	8,452	1,237	38,209	23,593	3,454

Subsidy income	2,359	3,400	498	2,361	3,805	557
Interest income	1,285	1,877	275	2,020	4,655	682
Other income(expenses), net	(599)	(1,151)	(169)	(675)	(3,383)	(495)

Income before income taxes	22,033	12,578	1,841	41,915	28,670	4,198

Income tax expense	(6,515)	(6,188)	(906)	(13,413)	(14,318)	(2,096)

Net income	15,518	6,390	935	28,502	14,352	2,102
Net income (loss) attributable to non-controlling interest	(442)	(185)	(27)	(752)	115	17
Net income attributable to Four Seasons Education (Cayman) Inc.	15,960	6,575	962	29,254	14,237	2,085

Net income per ordinary share:
Basic	0.83	0.27	0.04	1.52	0.59	0.09
Diluted	0.75	0.26	0.04	1.44	0.56	0.08

Weighted average shares used in calculating net income per ordinary share:
Basic	14,000,000	24,054,876	24,054,876	14,000,000	24,054,876	24,054,876
Diluted	15,449,263	25,332,598	25,332,598	14,815,621	25,489,735	25,489,735

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended August 31,			Six Months Ended August 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	15,518	6,390	935	28,502	14,352	2,102
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(3,646)	33,239	4,867	(3,837)	40,130	5,876
Comprehensive income	11,872	39,629	5,802	24,665	54,482	7,978
Less: Comprehensive income (loss) attributable to non-controlling interest	(442)	(185)	(27)	(752)	115	17
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	12,314	39,814	5,829	25,417	54,367	7,961

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended August 31,			Six Months Ended August 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	15,518	6,390	935	28,502	14,352	2,102
Add: share-based compensation expenses	6,277	8,104	1,187	10,849	14,077	2,061
Add: fair value change of long-term investment, excluding foreign currency translation adjustment	-	1,235	181	-	5,713	836
Adjusted net income	21,795	15,729	2,303	39,351	34,142	4,999

Net margin	20.1%	6.8%	6.8%	19.5%	8.0%	8.0%
Add: share-based compensation expenses	8.1%	8.7%	8.7%	7.4%	7.8%	7.8%
Add: fair value change of long-term investment, excluding foreign currency translation adjustment	-	1.3%	1.3%	-	3.2%	3.2%
Adjusted net margin	28.2%	16.8%	16.8%	26.9%	19.0%	19.0%

Net operating income	18,988	8,452	1,237	38,209	23,593	3,454
Add: share-based compensation expenses	6,277	8,104	1,187	10,849	14,077	2,061
Adjusted operating income	25,265	16,556	2,424	49,058	37,670	5,515

Basic net income per ADS attributable to ordinary shareholders	0.42	0.14	0.02	0.76	0.30	0.04
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.22	0.16	0.03	0.39	0.29	0.04
Add: fair value change of long-term investment, excluding foreign currency translation adjustment per ADS attributable to ordinary shareholders	-	0.03	0.00	-	0.12	0.02
Adjusted basic net income per ADS attributable to ordinary shareholders	0.64	0.33	0.05	1.15	0.71	0.10
Diluted net income per ADS attributable to ordinary shareholders	0.38	0.13	0.02	0.72	0.28	0.04
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.20	0.16	0.03	0.37	0.28	0.04
Add: fair value change of long-term investment, excluding foreign currency translation adjustment per ADS attributable to ordinary shareholders	-	0.02	0.00	-	0.11	0.02
Adjusted diluted net income per ADS attributable to ordinary shareholders	0.58	0.31	0.05	1.09	0.67	0.10
Weighted average ADSs used in calculating earnings per ADS
Basic	28,000,000	48,109,752	48,109,752	28,000,000	48,109,752	48,109,752
Diluted	30,898,527	50,665,197	50,665,197	29,631,242	50,979,470	50,979,470